Nancy Roebke

Internet Marketing Erie, Pa | Social Media Marketing Erie, Pa.| Community Manager at eBroadcast Media Group

https://www.linkedin.com/in/nancy-roebke-45ab461/

Experience

Owner
Profnet, Inc
1996 - Present

Secretary, Community Manager
eBroadcast Media Group
2010 - Present